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July 13, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      Quintana Maritime Limited
         Common Stock
         Registration Statement on Form S-1 (File No. 333-124576)

Dear Sirs and Mesdames:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the several underwriters, hereby join with Quintana Maritime Limited's request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 14, 2005 at 3 p.m. or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)   Date of preliminary prospectus: June 30, 2005.

(ii)  Dates of distribution: June 30, 2005 - July 8, 2005

(iii) Number of prospective underwriters to whom the preliminary prospectus was furnished: 8

(iv)  Number of prospectuses so distributed: approximately 20,900

(v)   Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934:
      Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ STEPHEN WOO

Stephen Woo
Vice President